SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455- 2303	MSTAVENAS@STBLAW.COM

April 30, 2015

Re:	Accenture SCA Preliminary Information Statement on Schedule 14C

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Accenture SCA, a Luxembourg partnership limited by shares, we hereby submit for filing by direct electronic transmission under the Securities Exchange Act of 1934, as amended, a preliminary information statement on Schedule 14C.

Accenture SCA intends to release a definitive information statement to shareholders on or about May 11, 2015.

If you should have any questions or comments regarding the preliminary information statement, please contact me at (212) 455-2303 or Arjun Koshal at (212) 455-3379.

Very truly yours,

/s/ Marisa D. Stavenas

Marisa D. Stavenas

cc:	Aaron B. Holmes

Managing Director

Accenture

aaron.holmes@accenture.com